Filed Pursuant to Rule 253(g)(2)
File No. 024-10843

FUNDRISE GROWTH EREIT II, LLC

SUPPLEMENT NO. 8 DATED AUGUST 8, 2019
TO THE OFFERING CIRCULAR DATED MAY 30, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Growth eREIT II, LLC (“we”, “our” or “us”), dated May 30, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 19, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

RSE P34 Controlled Subsidiary – Los Angeles, CA

On August 2, 2019 we directly acquired ownership of a “wholly-owned subsidiary”, P34 (the “RSE P34 Controlled Subsidiary”), for an initial purchase price of approximately $1,032,000 which is the initial stated value of our equity interest in the RSE P34 Controlled Subsidiary (the “RSE P34 Investment”). The RSE P34 Controlled Subsidiary used the proceeds to close on the acquisition of one multi-tenant building containing four residential units totaling approximately 2,000 square feet of gross rentable area on an approximately 6,000 square foot lot (the “P34 Property”). The four residential units average approximately 500 square feet per unit, consisting of three one-bedroom one bathroom units and one studio unit. The closing of both the initial RSE P34 Investment and the P34 Property occurred concurrently.

The RSE P34 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE P34 Investment (the “RSE P34 Operative Agreements”), we have full authority for the management of the RSE P34 Controlled Subsidiary, including the P34 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 2.0% of the RSE P34 Investment, paid directly by the RSE P34 Controlled Subsidiary.

The P34 Property totals approximately 2,000 gross square feet and is located in the 90016 zip code of Los Angeles, CA. Three of the four residential units were occupied at acquisition. The Property was constructed in 1947 and the build is of wood framing with stucco cladding.

The P34 Property was acquired for a purchase price of approximately $1,032,000, which includes the acquisition fee of approximately $20,000. An additional $40,000 per occupied unit has been budgeted for interior upgrades, should any tenants vacate during our holding period. The former owner completed a minor renovation on the vacant unit, and this unit is immediately available to rent at the market rate. The renovation budget has not been included in our initial equity outlay, and there can be no assurance that the renovation budget will be spent, in part or in whole. No financing was used for the acquisition of the P34 Property.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles and is one of the most densely populated areas per square mile in the Los Angeles area. We are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Culver City, downtown Los Angeles, and the University of Southern California. The P34 Property is located approximately 3.5 miles away from both Downtown Culver City and USC, and approximately 7 miles away from Downtown LA. It is also approximately 0.2 miles away from Farmdale Station and 0.5 mile from the Expo/Crenshaw station, giving it easy access to both the blue and yellow line that can reach Santa Monica, DTLA, and LAX once the Crenshaw line is completed. The fast-casual chain Sweetgreen also signed a lease to occupy the entire 50,000 square feet space at 3101 Exposition Blvd., which is less than 1 mile away. With the city-wide housing shortage and the P34 Property’s close proximity to employment centers, this well-located investment is expected to provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Renovation Cost	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Gross Exit Price	Projected Hold Period
P34	6.1% - 14.6%	$120,000	4.0%	4.0%	$1,414,000- $1,693,000	5 -10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise Growth eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.